FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

September 5, 2005

Commission File Number 001-31335

AU Optronics Corp.
(Translation of registrant’s name into English)

No. 1 Li-Hsin Road 2
Hsinchu Science Park
Hsinchu, Taiwan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X   Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No   X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
Not applicable

INDEX TO EXHIBITS

Item

1.	Press release entitled, “AU Optronics Corp. August 2005 Consolidated Revenues Totaled NT$20,140 Million”, dated September 5, 2005

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AU Optronics Corp.

Date: September 5, 2005	By:	/s/ Max Weishun Cheng
		Name:	Max Weishun Cheng
		Title:	Chief Financial Officer

Item 1

News Release

AU Optronics Corp. August 2005 Consolidated Revenues Totaled NT$20,140 Million

Issued by: AU Optronics Corp.
Issued on: September 5, 2005

Hsinchu, Taiwan, September 5, 2005 –

AU Optronics Corp. ("AUO" or the "Company") (TAIEX: 2409; NYSE: AUO) today announced another record month for August 2005 based on preliminary consolidated revenues and unit shipments. For the month of August 2005, AUO’s consolidated monthly revenues broke the NT$20 billion mark for the first time to reach NT$20,140 million, while unconsolidated net sales totaled NT$20,137 million.

Preliminary shipments of large-size panels(a) for applications such as desktop monitor, notebook PC, LCD TV and other applications achieved new record high of 2.73 million, increased by 11.1% from July 2005. Shipments of small- and medium-size panels also reached historical high on seasonal strength to total 5.74 million, a 29.2% growth M-o-M.

Unaudited consolidated revenues for the month of August 2005 increased by 15.6% M-o-M, while unconsolidated net sales rose 15.5% sequentially. On a year-over-year basis, August 2005 consolidated revenues increased by 79.5%, while unconsolidated net sales rose 80%.

(a) Large-size refers to panels that are 10 inches and above in diagonal measurement while small- and medium-size refers to those below 10 inches

Sales Report: (Unit: NT$ million)

Net Sales(1)(2)	Consolidated(3)	Unconsolidated
August 2005	20,140	20,137
July 2005	17,429	17,429
M-o-M Growth	15.6%	15.5%
August 2004	11,223	11,185
Y-o-Y Growth	79.5%	80%
January to August 2005	122,654	122,576
January to August 2004	115,684	112,629
Y-o-Y Growth	6%	8.8%

(1) All figures are prepared in accordance with generally accepted accounting principles in Taiwan.

(2)	Monthly figures are unaudited, prepared by AU Optronics Corp.
(3)	Consolidated numbers include AU Optronics Corp., AU Optronics (L) Corporation, and AU Optronics (Suzhou) Corporation.

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ABOUT AU OPTRONICS

AU Optronics Corp. (“AUO”) is the world’s third largest manufacturer* of large-size thin film transistor liquid crystal display panels (“TFT-LCD”), with approximately 14%* of global market share and generated net income of NT$168.1billion (US$5.3 bn) in 2004. TFT-LCD technology is currently the most widely used flat panel display technology. Targeted for 40”+ sized LCD TV panels, AUO’s next generation (7.5 -Generation ) fabrication facility production is scheduled for mass production in 4Q 2006. The Company currently operates one 6th-generation, one 5th-generation, one 4th-generation, and three 3.5 -generation TFT- LCD fabs, in addition to four module assembly facilities and a R&D fab specializing in low temperature poly silicon TFT and organic LED. AUO is one of few top-tier TFT-LCD manufacturer capable of offering a wide range of small- to large- size (1.5” -46”) TFT-LCD panels, which enables it to offer a broad and diversified product portfolio.

*As shown on DisplaySearch Quarterly Large-Area TFT LCD Shipment Report dated June 6, 2005. The data is used as reference only and AUO does not make any endorsement or representation in connection therewith.

FOR MORE INFORMATION

Yawen Hsiao
Corporate Communications Dept.
AU Optronics Corp.
No.1, Li-Hsin Road 2, Science-Based Industrial Park,
Hsinchu City, 300, Taiwan, R.O.C.
Tel: +886-3-5008899 ext 3211
Fax: +886-3-5772730 Email:yawenhsiao@auo.com